EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SUPERVALU INC.:

We consent to the use of our reports dated May 9, 2006, with respect to the consolidated balance sheets of SUPERVALU INC. and subsidiaries (the “Company”), as of February 25, 2006 and February 26, 2005, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 25, 2006, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of February 25, 2006, and the effectiveness of internal control over financial reporting as of February 25, 2006, incorporated herein by reference and to the reference of our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Minneapolis, Minnesota

October 20, 2006